

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2025

Terrence M. Tierney
President
Polomar Health Services, Inc.
32866 US Hwy. 19 N
Palm Harbor, FL 34684

      Re: Polomar Health Services, Inc.
           Registration Statement on Form S-1
           Filed September 15, 2025
           File No. 333-290269

Dear Terrence M. Tierney:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

General

1. We note you entered into a merger agreement dated July 23, 2025, with Altanine Inc., and that the common stockholders of Altanine are expected to own approximately 80% of the post-combination company. Please provide your analysis of whether you are required to include financial statements of the business to be acquired under Rule 8-04 of Regulation S-X and the related pro forma financial information required by Rule 8-05 of Regulation S-X. Refer to Part I, Item 11(e) of Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chris Edwards at 202-551-6761 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Samantha M. Guido, Esq.